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                          January 10, 2022

       Scott C. Wylie
       Chief Executive Officer
       First Western Financial, Inc.
       1900 16th Street, Ste. 1200
       Denver, CO 80202

                                                        Re: First Western
Financial, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 6,
2022
                                                            File No. 333-262033

       Dear Mr. Wylie:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Kurt Leeper, Esq.